March 31, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAREXEL International Corporation
Form 10-K for Fiscal Year ended June 30, 2007
Filed August 27, 2007
File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comments contained in your letter dated February 27, 2008 to Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer of the Company.
The responses below are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the Company’s Schedule 14A filed with the Commission on October 26, 2007.
Cash Bonuses under Management Incentive Plan, page 16
1.	Please disclose the specific goals set by the Board, including the specific EPS goal, the backlog objectives, business unit objectives, the predetermined business unit objectives, and each executive’s personal goals.
Response:
For the Staff’s benefit, we have set forth below a brief overview of the goals underlying our annual management incentive plan. Following this overview, we identify the types of goals that we plan to disclose in future filings beginning with the proxy statement for our next Annual Meeting (the “2008 Proxy Statement”). With respect to those goals that we believe we are not required to disclose in future filings, we provide an analysis of why we believe those goals are not required to be disclosed.
I.      Overview of Goals
For the fiscal year ended June 30, 2007 (“Fiscal 2007”), the specific goals underlying our management incentive plan were as follows:
(i)	EPS: 25-60% of the total annual incentive compensation of each named executive officer, including, for the purposes of this letter, Kurt Brykman (each, an “NEO”), under our management incentive plan was dependant on the Company’s achievement of a target earnings per share, or EPS;

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(ii)	BACKLOG: 20-40% of each NEO’s total annual incentive compensation under our management incentive plan was dependant on the Company’s achievement of a target corporate backlog;

(iii)	PERSONAL GOALS: 20% of each NEO’s total annual incentive compensation under our management incentive plan was dependant on the NEO’s achievement of personal goals; and

(iv)	BUSINESS OPERATING MARGIN: in addition, for three of our six NEOs, 20-30% of the NEO’s total annual incentive compensation under our management incentive plan was dependant on the achievement of business operating margin objectives (“BOM objectives”) for various segments or units of the Company.
While the nature of the goals for Fiscal 2008 is not identical to those for Fiscal 2007, it is substantially similar.
II.      Company-Wide EPS Goal and Backlog Objectives
In future filings, beginning with the 2008 Proxy Statement, we will disclose, pursuant to Item 402(b) of Regulation S-K, the specific EPS goal and backlog objective, in each case for the last completed fiscal year. Sample disclosure is provided in the last section of our response to this comment.
III.     Business Unit Objectives
In future filings, beginning with the 2008 Proxy Statement, we will disclose pursuant to Item 402(b) of Regulation S-K:
•	any BOM objectives that we publicly report on for our three business segments (PAREXEL Consulting and Medical Communications Services; Clinical Research Services; and Perceptive Informatics, Inc.); and
•	any BOM objectives that are based on the sum of objectives that we publicly report on for two or more of our three business segments;
in each case for the last completed fiscal year. Sample disclosure is provided in the last section of our response to this comment.
We do not believe that the BOM objective for (i) our PAREXEL Consulting unit (which is part of our PAREXEL Consulting and Medical Communications Services segment), (ii) our Clinical Pharmacology unit (which is part of our Clinical Research Services, or CRS, segment) or (iii) our CRS segment excluding the Clinical Pharmacology unit is required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We do not believe it is appropriate to disclose such metrics because we believe that disclosure of these objectives would result in competitive harm to the Company for the reasons discussed below.
In 2007, one of our NEOs had a goal for the PAREXEL Consulting unit, one of our NEOs had a goal relating to the Clinical Pharmacology unit, and one of our NEOs had a goal relating to the CRS segment excluding the Clinical Pharmacology unit.

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The bio/pharmaceutical services industry in which we participate is highly competitive and we face numerous competitors in many areas of our business. We primarily compete against in-house departments of pharmaceutical companies, other full service clinical research organizations, or CROs, small specialty CROs and, to a lesser extent, universities, teaching hospitals and other site organizations. In addition, our PAREXEL Consulting and Medical Communications Services business segment competes with a large and fragmented group of specialty service providers, including advertising/promotional companies, major consulting firms with pharmaceutical industry groups and smaller companies with pharmaceutical industry focus. Our Perceptive Informatics, Inc. business segment competes primarily with CROs, information technology companies and other software companies. Some of these competitors, including the in-house departments of pharmaceutical companies, have greater capital, technical and other resources than us. In addition, our competitors that are smaller specialized companies may compete effectively against us because of their concentrated size and focus.
The PAREXEL Consulting unit provides technical expertise and advice in such areas as drug development, regulatory affairs, and bio/pharmaceutical process and management consulting. The Clinical Pharmacology unit of CRS provides drug development consulting, drug administration and monitoring, bioanalytical services, and patient recruitment. We believe that our PAREXEL Consulting and Clinical Pharmacology units are market leaders. Because of the importance of these units to our success and because business operating margin is an important financial metric that we use to manage businesses and gauge competitive performance, we have not since our fiscal year ended June 30, 2004 publicly disclosed the business operating margin of our PAREXEL Consulting unit, and we have never publicly disclosed the business operating margin of our Clinical Pharmacology unit. We also believe that our competitors use operating margin and related metrics to determine the quality of the revenue growth and the extent to which their businesses are appropriately managing costs. The PAREXEL Consulting targets and Clinical Pharmacology targets that we establish reflect management’s business judgment regarding the level at which the PAREXEL Consulting unit and Clinical Pharmacology unit, respectively, must succeed to maintain market share on a profitable basis and for us to compete effectively as a company. If we were to disclose targets for the PAREXEL Consulting and Clinical Pharmacology units, competitors would use this critical information to benchmark their own growth and profitability objectives and better understand how their planned performance positions them to compete with us in the future.
Our CRS segment is comprised of (i) our Clinical Pharmacology unit and (ii) units which may be described collectively as “non-Clinical Pharmacology units”. As noted above, in future filings we will disclose pursuant to Item 402(b) of Regulation S-K any BOM objectives that we publicly report on for our CRS business segment as a whole. However, were we to disclose the business operating margin of the non-Clinical Pharmacology units of our CRS business segment, the business operating margin of our Clinical Pharmacology unit would be easily calculated as it would be simply the BOM of our CRS business segment less the BOM of the non-Clinical Pharmacology units. Because we believe that disclosure of the business operating margin of our Clinical Pharmacology unit would cause us to suffer from the competitive harms described below, we believe that disclosure of the business operating margin of our CRS segment excluding the Clinical Pharmacology unit would cause us to suffer from those same competitive harms.

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In addition to the harm described above, we believe that disclosure of the goals for the PAREXEL Consulting unit and Clinical Pharmacology unit would cause us to suffer from the competitive harms common to the target metrics described below under the heading “Competitive Harm Common To All Performance Metrics”. Likewise, we believe that disclosure of the goals for the PAREXEL Consulting unit and the Clinical Pharmacology unit would allow competitors to more effectively solicit our executive leadership, as described below under the heading “Competitive Harm Regarding The Market For Executive Talent”.
IV.      Personal Goals
The personal goals under our annual management incentive plan for our NEOs have primarily been qualitative performance objectives, but have also included some quantitative metrics. We believe that disclosure of the specific personal goals (collectively, the “Personal Goals”) would result in competitive harm to us for the reasons discussed below. Therefore, we believe the Personal Goals are not required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We also believe that the Personal Goals are not material to readers of our Compensation Discussion and Analysis for the reasons discussed below.
          A.      Disclosure of Personal Goals Would Result in Competitive Harm
The following discussion identifies the competitive harm that we would expect to suffer if we were to disclose the Personal Goals. The competitive harm falls into two categories: (i) competitive harm caused by competitors’ ability to use the Personal Goals to compete more effectively with us and (ii) competitive harm caused by competitors’ ability to use the Personal Goals to more successfully solicit our executives and key personnel away from us. In the following sections, we (a) describe the nature of the Personal Goals, (b) discuss how the Personal Goals could be used by competitors to compete more effectively with us, (c) discuss the competitive harms common to the Personal Goals collectively and (d) discuss how competitors could use the Personal Goals to more successfully solicit our executives and key personnel away from us.
1.      Overview of Personal Goals
The qualitative performance objectives of our NEOs can be viewed as falling into the following three general categories of goals:
•	Human Resources — creating succession plans regarding specific positions within our company; enhancing expertise in certain areas and developing particular human resources; increasing involvement with specific employee groups; completing searches for certain personnel; and developing plans for new hires to understand our business;

•	Business Strategies — developing strategies for certain business segments; directing efforts regarding meeting certain metrics; instituting programs regarding operational performance; launching operations in certain regions; developing profitability plans; devoting resources to drive certain businesses; implementing new facilities plans; and integrating new businesses; and

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•	Legal and Risk — performing comprehensive legal risk analyses; creating plans regarding contract negotiation processes; and creating professional development plans for Company attorneys.
The quantitative metrics included in some Personal Goals consist of implementing a company-developed metrics program; improving budgeting in capital spending; improving profitability in specific countries and optimizing tax rate; and improving margins, productivity and profitability.
2.      Competitive Harm Regarding Personal Goals
a)   Human Resources
In order to compete effectively, we must attract and maintain qualified management, sales, professional, scientific, and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees, is intense. We have devoted substantial resources to developing and maintaining an executive and key personnel staff comprised of experts in their fields, and such persons are invaluable to our success as a business. Were we to disclose our specific succession plans for certain positions, human resources needs or plans for hiring personnel in specific groups or business units of our company, our competitors could (i) revise their human resource plans simply for the purpose of preventing us from hiring certain talented individuals to fill needs that we have identified, (ii) gain insight into areas of growth that we have identified, thereby allowing competitors to target those fields earlier than they otherwise might and depriving us of the advantage of being the first company to target a specific area, or (iii) solicit away from us certain personnel. This would be particularly harmful to us in those situations where we have indicated that a succession plan or search to fill certain positions is ongoing or planned to begin at a future date. As we would likely not have comparable information about our competitors’ human resources-related plans, we would be severely compromised in our search for talented individuals. Such a compromise would be particularly harmful to our business in light of the fact that competition for the specialized personnel key to our business is unusually intense.
b)   Business Strategies
We are constantly striving to improve our profitability, refine our budgeting considerations and improve our plans and programs regarding company-wide strategies for addressing such concerns. If we were to disclose specific business strategies, plans for new operations or future allocation of resources, competitors would use this information to more precisely understand how to maximize their competitive position against us. Competitors could use the information directly in seeking to win business from our customers by (i) implementing our own strategies or operations earlier than we have planned to do so or (ii) launching new

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operations created specifically to compete with those operations that we have indicated we intend to launch.
The effect of also disclosing our launch of new operations and focus on certain resources would compound the competitive harm to us caused by disclosing our business development strategies. Resources are finite, which means that businesses must balance how much to invest in various aspects of their business. Were competitors to have access to our potential plans for new operations or focus on certain resources, competitors would glean the relative priorities in our business model and use the data to inform their own resource allocation, thereby making them more successful in competing with us. Likewise, competitors could allocate resources to or away from certain areas that we have identified, but competitors could perhaps do so in a timeframe that is earlier than that which we have scheduled or would be able to complete.
c)   Legal and Risk
Legal risk analysis is a key consideration for us. Our business is subject to numerous governmental regulations, primarily relating to worldwide pharmaceutical product development and regulatory approval and the conduct of clinical trials. Failure to comply with these governmental regulations could result in the termination of our ongoing research, development or sales and marketing projects, or the disqualification of data for submission to regulatory authorities. We also could be barred from providing clinical trial services in the future or could be subjected to fines. Any of these consequences would harm our reputation, our prospects for future work and our operating results. As a result, risk analysis is paramount to our success as a business and the conclusions drawn from such risk analysis result in our allocating resources toward certain areas with the goal of minimizing risk in such areas. As discussed above, were our competitors to obtain certain information regarding our resource allocation, they could use such information to better compete against use, both by improving their own service offerings and by using the information in an attempt to disparage the company.
The areas of contract negotiation and internal legal development are sub-areas within our legal risk management group, and the disclosure of company-specific objectives regarding those areas could lead to competitors adopting similar strategies or revising their strategies to better compete with us. In particular, were we to disclose our objectives regarding the contract negotiation process — whether with regard to customer contracts, supplier contracts, or any other negotiated agreements — we would severely jeopardize our position with regard to third parties, and any advantage we may have against our competitors with regard to those third parties, because our negotiation strategy would be public information.
d)   Quantitative Metrics

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Through our clinical research and product launch services, we seek to help clients maximize the return on their significant investments in research and development by reducing the time, risk, and cost of clinical development and launch of new products. In connection with reaching these overarching goals, and as part of an internally developed performance plan, we have developed company-specific metrics regarding how to internally gauge performance and profitability, and how best to analyze and respond to certain budgetary considerations. Were the plan or related programs regarding such company metrics programs disclosed, our competitors could use this data to implement similar metrics (or metrics based on those used in our plan and programs) to improve their competitive service offerings, maximize their own profitability, revise their budgeting or improve their tax rates. Specifically, competitors would gain knowledge of which areas of our business are most profitable, and they could use that information in ways that would cause our profit margins to decrease by (a) focusing more resources on those areas to increase competition in those areas and/or (b) simply reducing their own prices in those areas without devoting any more resources to those areas.
Without this information, competitors may devote insufficient resources to those areas we have identified as important for increasing profitability, or, conversely, competitors may over-invest in certain areas. Likewise, without access to our company-developed metrics, competitors would not have the ability to adjust their strategies in response to such metrics or use their own data in similar calculations.
In addition, since many of our competitors are institutions that are not subject to public disclosure obligations, such as in-house departments of pharmaceutical companies, universities, teaching hospitals, and other site organizations, we would not be able to obtain similar insights into our competitors’ budgeting plans, company-wide strategies or any company-developed metrics in relation to those items, and thus we would be unfairly disadvantaged.
Finally, the disclosure of our company-specific metrics regarding how to internally gauge profitability could result in our customers in such areas becoming aware of our profit margins in those areas and demanding lower prices as a result. With customers aware of such profit margins, we would be at a distinct disadvantage from a negotiating standpoint and would likely have to lower our prices in response. We would then suffer decreased profit margins in those key areas. Such losses would be the result of a severe competitive disadvantage, as our competitors’ profit margins in the relevant key areas would not be public knowledge (as ours would be), allowing our competitors to establish superior negotiating positions with customers in those key areas.
3.      Competitive Harm Common to All Personal Goals

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In light of the intense competition in our industry, a vital element in competing effectively is to anticipate as early as possible the most likely strategies of the competition. Once those strategies and plans are known, a company’s next step is responding effectively to such strategies and plans. If we were to disclose our Personal Goals in the areas identified above, we would provide our competitors with a tremendous ability to anticipate (if not learn outright) our strategic plans.
Moreover, were our competitors to learn our strategic plans, they would become aware not only of those areas on which we are currently focusing and allocating resources, but also those areas on which we are not focusing. This information, which our competitors would otherwise not have, could enable our competitors to allocate their own resources away from such areas, comfortable in the knowledge that we were not seeking to strengthen our positions in those areas at that time. As we would not have comparable information regarding our competitors’ performance objectives, we would be severely harmed and quite disadvantaged with regard to competing effectively with such companies.
Each Personal Goal is a component of our strategic planning process, and the disclosure (even post-performance) of any Personal Goal would allow our competitors to track such data over multiple years and obtain an insight into our strategic planning process and the goals for resource allocation, new developments, and likely future human resources planning. Competitors would also be able to determine those areas where we may believe that we have a weakness at a certain period of time or an unusually high risk. Knowledge of our targeted objectives, particularly as tracked over time, would provide competitors with a much deeper insight into how we manage our business to maintain our leadership position.
4.      Competitive Harm Regarding Market for Executive Talent
Disclosure of the Personal Goals would be especially harmful to us because these objectives are used in the context of evaluating personal performance. Were competitors to become aware of the Personal Goals, they would likely be more successful in soliciting our executives away from us by offering bonus compensation based on more easily reached goals. As noted in our Form 10-K filed in connection with fiscal year 2007, our senior executives and project team leaders participate in maintaining key client relationships and engaging in business development activities, so it is likely that such persons would be highly valued by our competitors. Were we to provide our competitors with any information that would assist our competitors in soliciting our key personnel away from us, we would suffer a severe competitive disadvantage.
          B.      The Personal Goals Are Not Material
As noted above, pursuant to our management incentive plan, the achievement of Personal Goals is just one of up to four factors used to determine that portion of each

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NEO’s annual compensation that is determined pursuant to the plan. In light of that fact, and given that (i) each NEO has 4-8 individual goals that comprise his “Personal Goals” for purposes of the management incentive plan, (ii) the achievement of personal goals accounts for just 20% of each NEO’s possible annual incentive compensation under the management incentive plan, (iii) overall incentive compensation under the management incentive plan equalled less than 25% of any NEO’s total compensation for Fiscal 2007 and (iv) the achievement of personal goals accounted for less than 5% of each NEO’s total compensation for Fiscal 2007, we do not believe the Personal Goals are material to investors.
V.      Current Year Goals
As to the goals for the year in progress when each year’s CD&A is prepared, we do not believe that any disclosure of information regarding the current year is material to an understanding of NEO compensation for the last completed fiscal year, which is the focus of CD&A, because no amounts relating to current year opportunities are required to be included in the summary compensation table for the last completed fiscal year. In addition, in the past, the current year awards have not represented a material change in compensation arrangements from the last completed fiscal year that could affect a fair understanding of NEO compensation for that last completed fiscal year. If in the future the current year awards should be relevant to an understanding of amounts paid in the last completed fiscal year, we would re-evaluate whether disclosure in CD&A is required.
VI.     Anticipated Disclosure for 2008 Proxy Statement
We expect to provide substantially the following modified disclosure in the 2008 Proxy Statement:
“The Compensation Committee approved management incentive plan, or MIP, targets for fiscal 2008 in [September] 2007. Under the MIP for fiscal 2008, the executive officers’ incentives consisted of corporate, business unit and personal goals. The corporate goals set by the Board included specific earnings per share, or EPS, backlog objectives, and business operating margin objectives (“BOM objectives”) for various segments or units of the Company.
The specific goal regarding EPS for the Company’s fiscal year ended June 30, 2008 was for the Company to realize an EPS of $[___]/share.
The specific goal regarding backlog for the Company’s fiscal year ended June 30, 2008 was for the Company to realize a corporate backlog of $[___] as of June 30, 2008.
With regard to the goals set by the Board regarding BOM objectives, the specific goal regarding (i) the PAREXEL Consulting and Medical Communications Services segment was $[___]/year and (ii) the Perceptive Informatics, Inc. segment was $[___]/year. With regard to the PAREXEL Consulting unit, Clinical Pharmacology unit and Clinical Research Services segment excluding the Clinical Pharmacology unit, in each case our Compensation Committee set an incentive objective with an

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expected probability of achievement of 80% based on historical performance and established budgets.
With regard to the personal goals of the executives, our Compensation Committee set incentive targets with an expected probability of achievement of 80% based on historical performance and established budgets.”
2.	Additionally, it is not clear what information the chart on the top of page 18 is intended to convey. What is the base and what is the target? Please provide more information.
Response:
In order to address to Staff’s concerns regarding the chart on the top of page 18 of our Schedule 14A filed with the Commission on October 26, 2007, we will provide substantially the following modified disclosure in the 2008 Proxy Statement:

		Target Percent	Maximum Percent	Maximum Percent
"Name	Metrics	of Base (1)	of Target (2)	of Base (3)
Josef H. von Rickenbach	Backlog EPS	[___]%	[___]%	[___]%
James F. Winschel, Jr.	Backlog EPS	[___]%	[___]%	[___]%
Ulf Schneider, Ph.D.	Backlog EPS BOM	[___]%	[___]%	[___]%
Mark A. Goldberg, M.D.	Backlog EPS BOM	[___]%	[___]%	[___]%
Douglas A. Batt	Backlog EPS	[___]%	[___]%	[___]%
Kurt A. Brykman	Backlog EPS BOM	[___]%	[___]%	[___]%

(1) Possible incentive bonus of the executive expressed as a percentage of the executive’s base salary, assuming that MIP targets are met but not exceeded.
(2) Maximum percentage by which an executive’s actual incentive bonus may exceed the executive’s target incentive bonus, assuming that MIP targets are exceeded.
(3) The product of the preceding columns, which is equal to the maximum amount of incentive bonus an executive may receive under the MIP, expressed as a percentage of the executive’s base salary.”

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Section 16(a) Beneficial Ownership Reporting Compliance, page 40
3.	We note your disclosure that Messrs. Callow and Fortune each reported open market sales late on a Form 4. Please expand your disclosure to provide the information required by Item 405(a)(2) of Regulation S-K, including the number of late reports and the number of transactions that were not reported on a timely basis during the fiscal year ended June 30, 2007.
Response:
Mr. Callow filed late one report on Form 4 during the fiscal year ended June 30, 2007, relating to a transaction involving an open market sale of our common stock, which transaction was not reported on a timely basis; Mr. Fortune filed late one report on Form 4 during the fiscal year ended June 30, 2007, relating to a transaction involving an open market sale of our common stock, which transaction was not reported on a timely basis. If a similar situation were to arise in the future, we expect that we would provide the relevant disclosure substantially as follows:
“Mr. ___filed late one report on Form 4 during the fiscal year ended June 30, 20___, relating to a transaction involving ___, which transaction was not reported on a timely basis.”
*****

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In connection with responding to the Commission’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the above responses will be acceptable to the Commission. If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.
Very truly yours,
/s/ Douglas A. Batt

By: Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

cc:	Securities and Exchange Commission:

Jeffrey Riedler, Assistant Director
Rose Zukin

PAREXEL International Corporation:

Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer
W. Brett Davis, Associate General Counsel